draft 3/22/96

                 SHAREHOLDER SERVICING AGREEMENT


Aquila Distributors, Inc. (the "Distributor")
380 Madison Avenue
Suite 2300
New York, NY 10017

Dear Sirs:

     Hawaiian Tax-Free Trust (the "Fund") confirms its agreement with Aquila Distributors, Inc. (the "Distributor") with respect to the servicing of shareholder accounts representing shares of the Level-Payment Class of the Fund. This Agreement is entered into pursuant to the Fund's Shareholder Services Plan dated
 , 1996 (the "Plan").

     Section 1.     Compensation and Services to be Rendered

     (a) The Fund will pay the Distributor an annual fee (the "Service Fee") in compensation for its services in connection with the servicing of shareholder accounts. The Service Fee paid will be calculated daily and paid monthly by the Fund at the annual rate of .25% of the average annual net assets of the Fund represented by the Level-Payment ("Class C") Shares.

     (b) The Service Fee will be used by the Distributor to provide compensation for ongoing servicing and/or maintenance of shareholder accounts and to cover an allocable portion of overhead and other office expenses of the Distributor and/or selected dealers related to the servicing and/or maintenance of shareholder accounts. It is understood that compensation may be paid by the Distributor to persons, including employees of the Distributor, who respond to inquiries of Level-Payment Shareholders of the Fund regarding their ownership of shares or their accounts with the Fund or who provide other similar services not otherwise required to be provided by the Fund's investment manager, transfer agent or other agent of the Fund.

     Section 2.          Reports

     While this Agreeement is in effect, the Distributor shall provide the reports called for in Section 4 of the Plan.


     Section 3.     Approval of Trustees

     This agreement has been approved by a majority vote of both
(a) the full Board of Trustees of the Fund and (b) those Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or this Agreement (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Agreement.

     Section 4.     Continuance of Agreement

     This Agreement will continue in effect for a period of more than one year from the date of its effectiveness only so long as its continuance is specifically approved annually by vote of the Fund's Board of Trustees in the manner described in Section 3 above.

     Section 5.     Termination

     (a) This agreement may be terminated at any time, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding Level-Payment Shares on not more than 60 days' written notice to the Distributor.

     (b) This Agreement will terminate automatically in the event of its assignment.

     Section 6.     Selection of Certain Trustees

     While this Agreement is in effect, the selection and nomination of the Fund's Trustees who are not interested persons of the Fund will be committed to the discretion of the Trustees then in office who are not interested persons of the Fund.

     Section 7.     Amendments

     No material amendment to this Agreement may be made unless approved by the Fund's Board of Trustees in the manner described in Section 3 above.

     Section 8.     Meaning of Certain Terms

     As used in this Agreement, the terms "assignment," "interested person" and "majority of this outstanding voting securities" will be deemed to have the same meaning that those terms have under the Investment Company Act of 1940, as amended (the "Act") and the rules and regulations under the Act, subject to any exemption that may be granted to the Fund under the Act by the Securities and Exchange Commission.

     Section 9.     Dates

     This Agreement has been executed by the parties as of ________, 1996 and will become effective on _______, 1996.

     If the terms and conditions described above are in accordance with your understanding, kindly indicate your acceptance of this Agreement by signing and returning to us the enclosed copy of this Agreement.

                              Very truly yours,

                              HAWAIIAN TAX-FREE TRUST



                              By:________________________
                                   Richard F. West,
                                   Treasurer





Accepted:

AQUILA DISTRIBUTORS, INC.



By:_____________________________
     Lacy B. Herrmann
     Secretary